                  October 29, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention Loan Lauren P. Nguyen, Esq.

Re:	Dynagas LNG Partners LP
Registration Statement on Form F-1
Filed October 10, 2013
File No. 333-191653

Dear Ms. Nguyen:

Reference is made to the draft confidential Registration Statement on Form F-1 (the “Original Draft Registration Statement”) of Dynagas LNG Partners LP (the “Partnership”) in connection with the proposed registration of the Partnership’s common units under the Securities Act of 1933, as amended, (the “Securities Act”) that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on July 10, 2013. By letter dated August 6, 2013 (the “First Comment Letter”), the Staff provided the Partnership with its comments to the Original Draft Registration Statement. The first amended draft registration statement on Form F-1 (the “First Amended Draft Registration Statement on Form F-1”), which responded to the Staff’s comments contained in the First Comment Letter, was submitted to the Commission for review on September 16, 2013. By letter dated October 1, 2013 (the “Second Comment Letter”), the Staff provided the Partnership with its comments to the First Amended Draft Registration Statement on Form F-1. The registration statement on Form F-1 (the “Registration Statement on Form F-1”), which responds to the Staff’s comments contained in the Second Comment Letter, was filed via EDGAR with the Commission for review on October 10, 2013. By letter dated October 25, 2013 (the “Third Comment Letter”), the Staff provided the Partnership with its comments to the Registration Statement on Form F-1. The Partnership has today filed via EDGAR its amended registration statement (the “Amended Registration Statement”), which responds to the Staff's comments contained in the Third Comment Letter. The Amended Registration Statement also includes certain updates related to the passage of time.

We refer to the Staff’s prior comment #5 of the First Comment Letter, which asks the Partnership to highlight that it is in breach of certain of its restrictive covenants relating to its loan agreements, and that its independent registered public accounting firm has expressed substantial doubt about the Partnership’s ability to continue as a going concern. The Partnership respectfully advises the Staff that on October 29, 2013, the Partnership’s lenders (i) provided it with their consent to issue guarantees under three of the Sponsor’s credit facilities and to repay the $140 Million Shareholder Loan, and (ii) waived their rights in respect of the Partnership’s non-compliance with the minimum liquidity requirement of $30.0 million contained in the $193 Million Ob River Facility until September 30, 2014, which are described in Note 7 of the Partnership’s audited consolidated financial statements included in the Amended Registration Statement. The Partnership’s independent registered public accounting firm re-issued their report, which is included in the Amended Registration Statement, that states that the conditions that existed at the time of their initial report, which raised substantial doubt as to whether the Partnership will continue as a going concern, no longer exist. Accordingly, we have revised the “going concern” related disclosure throughout the Amended Registration Statement.

The Partnership has advised us that it currently intends to commence its road show as early as November 1, 2013, subject to market conditions.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Third Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Amended Registration Statement showing changes made from the Registration Statement on Form F-1. Page numbers referenced are to the Amended Registration Statement.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 29, 2013

Attached hereto as Appendix I is the Partnership’s written acknowledgement to the Commission in connection with any request for acceleration of the effective date of its pending registration statement on Form F-1.

Prospectus Summary, page 1

Overview, page 1

1.	We note your revised disclosure in the first paragraph of this section that you are a “growth-oriented” limited partnership and that you believe that you will have the opportunity to grow your per unit distribution by making acquisitions. However, we note that you were recently formed in May 2013 and have not secured financing to purchase the Optional Vessels. Additionally, you are currently in default under your credit facilities and as a result are prohibited from paying distributions to your unitholders. Please clarify in this first paragraph that there is no guarantee that you will grow, that you will be able to make further vessel acquisitions from your Sponsor and from third parties or that you will grow your per unit distributions. Without proper context, the disclosures appear inappropriate in the summary section. Please revise here and throughout the prospectus to provide balanced disclosure. In addition, please clarify what you mean by “high-specification” vessel.

In response to the Staff’s comment, the Partnership has revised its disclosure on pages 1, 97 and 147 of the Amended Registration Statement to state that: “There is no guarantee that we will grow the size of our fleet or the per unit distributions that we intend to pay or that we will be able to make further vessel acquisitions from our Sponsor or third parties.” On the same pages, the Partnership has removed the reference to “high-specification.”

Our Initial Fleet, page 2

2.	Please remove the term “proven” track record on page 2.

In response to the Staff’s comment, the Partnership has removed the word “proven” from pages 3, 98 and 148.

The Optional Vessels, page 4

Rights to Purchase Optional Vessels, page 4

3.	Please include a brief discussion of the effect that an event of default by your Sponsor could have on your ability to exercise your rights to acquire the Optional Vessels. Alternatively, please include a cross-reference to the last risk factor on page 30.

The Partnership has added the cross reference referred to in the Staff’s comment above to pages 5, 151 and 180.

Our Relationships with Our Sponsor and Members of the Prokopiou Family, page 5

4.	Please describe your relationship with “other members of the Prokopiou Family” and identify these individuals here.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 29, 2013

In response to the Staff’s comment, the Partnership has identified on pages 5 and 151 the “members of the Prokopiou Family” to include Mr. George Prokopiou, the Chairman of the Partnership’s board of directors, and his daughters Elisavet Prokopiou, Johanna Prokopiou, Marina Kalliope Prokopiou and Maria Eleni Prokopiou, who in addition to Mr. Prokopiou, own interests in our Sponsor. The Partnership advises the Staff that these are the only relationships that the Partnership has with the members of the Prokopiou Family.

Positive Industry Fundamentals, page 5

Natural gas and LNG are vital and growing components of global energy sources, page 5

5.	We note your statement in the first sentence of this section that “by 2018 global demand for LNG is forecasted to increase by approximately 146 million tonnes (7 trillion cubic feet), an increase of 44% during 2012.” Please revise to clarify what you mean by “an increase of 44% during 2012” and clarify that there is no assurance that such growth will occur.

In response to the Staff’s comment, the Partnership has revised its disclosure on pages 5 and 151 to clarify that “an increase of 44% during 2012” means an increase in global demand for LNG of 44% during the period from 2012 to 2018 and that the Partnership cannot provide any assurance that such growth will occur.

Demand for LNG shipping is experiencing growth, page 5

6.	Please revise to balance your statement regarding growth in LNG supply due to construction projects in Australia and United States by disclosing that continued economic uncertainty and continued acceleration of unconventional natural gas production could have an adverse effect on your business.

In response to the Staff’s comment, the Partnership has revised its disclosure on pages 6 and 152 to clarify that continued economic uncertainty and continued acceleration of unconventional natural gas production could have an adverse effect on the Partnership’s business.

Competitive Strengths, page 6 Fleet, page 7

7.	We note your revised disclosure that “all of the Optional Vessels are being and have been constructed with the same characteristics and all of the Optional Vessels have or are expected to have upon their delivery the ICE class designation.” You state that “these attractive characteristics should provide us with a competitive advantage.” Please clarify that there is no guarantee that you will ever purchase the Optional Vessels and that so long as you do not own these vessels you will be in competition with these vessels.

In response to the Staff’s comment, the Partnership has revised its disclosure on pages 8 and 154 to clarify that there is no guarantee that the Partnership will ever purchase the Optional Vessels and that so long as the Partnership does not own these vessels it will be in competition with these vessels.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 29, 2013

Risk Factors, page 26

8.	As appropriate, please update the risk factors regarding your ability to make distributions and your credit facilities on pages 27-29 as the mitigating disclosures related to your new credit facility appear inappropriate without proper context.

The Partnership has updated its disclosure in the risk factors referenced above to disclose its current borrowing activities. The Partnership advises the Staff that on October 29, 2013, it entered into a binding term sheet with one of its lenders, an affiliate of Credit Suisse Securities (USA) LLC, for the New Senior Secured Revolving Credit Facility. In addition, the Partnership’s Sponsor intends to enter into binding agreements with its lenders to release the Partnership from its obligations as guarantor under three of the Sponsor’s credit facilities. The Partnership believes that this disclosure is appropriate since the Partnership’s initial public offering is contingent upon the Partnership’s entry into the New Senior Secured Credit Facility and the release of the guarantees described above. In addition, following the application of the net proceeds of the offering and the New Senior Secured Revolving Credit Facility as set forth under “Use of Proceeds,” the Partnership’s existing credit facilities, which prohibit the Partnership from making distributions, will be repaid in full without any further force or effect.

We may be unable to pay the minimum quarterly distribution, page 27

9.	Please revise the risk factor to clarify that your ability to pay distributions is also limited to the extent that you have sufficient cash after establishment of cash reserves and payments to your General Partner.

In response to the Staff’s comment, the Partnership has revised its disclosure on page 29, to clarify that the Partnership’s ability to pay distributions will also be limited to the extent that it has sufficient cash after establishment of cash reserves and payments to its General Partner.

Capitalization, page 53

10.	We note from your disclosure in the Use of Proceeds section that you intend to use a certain amount of proceeds from the Proposed Senior Secured Revolving Credit Facility to repay your outstanding debt. Please revise the introductory Capitalization section to disclose: 1) the amount of expected proceeds from this Credit Facility; 2) the nature of the terms and rates of this debt; and 3) that the as further adjusted column in the Capitalization table includes receipt of these proceeds from the Credit Facility and repayment of the existing debt as indicated in the Use of Proceeds section. Also, the Capitalization table should be revised to include a line item in the Debt section for the proposed Credit Facility.

In response to the Staff’s comment, the Partnership has revised its disclosure on page 62 and 63 to include (i) the amount of expected proceeds from the New Senior Secured Revolving Credit Facility; (ii) a cross reference to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Borrowing Activities,” which contains a discussion of the material terms and interest rates of the Partnership’s existing debt and the New Senior Secured Revolving Credit Facility; and (iii) in the as further adjusted column in the Capitalization table the receipt of the proceeds from the New Senior Secured Revolving Credit Facility and repayment of the existing debt as indicated in the “Use of Proceeds” section.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 29, 2013

Our Cash Distribution Policy and Restrictions on Distributions, page 56

Forecasted Results of Operations, page 59

11.	Please revise to clearly disclose that the amounts presented as estimated results of operations for the year ended December 31, 2013 were calculated by combining actual results of operations for the six months ended June 30, 2013 (as included in the interim financial statements in the filing) with estimated results of operations for the six months ended December 31, 2013. Your disclosure should also indicate that you are providing estimated results of operations for the year ended December 31, 2013 in order to provide a comparative period to your forecast for the year ended December 31, 2014. You should also disclose that the assumptions used to forecast operations for the six months ended December 31, 2013 are discussed in the section below.

In response to the Staff’s comment, the Partnership has revised its disclosure on page 69 to clarify that (i) the amounts presented as estimated results of operations for the year ended December 31, 2013 were calculated by combining actual results of operations for the six months ended June 30, 2013 (as included in the interim financial statements, which appear elsewhere in the Amended Registration Statement) with estimated results of operations for the six months ended December 31, 2013; (ii) the Partnership is providing estimated results of operations for the year ended December 31, 2013 in order to provide a comparative period to the Partnership’s forecast for the year ended December 31, 2014; and (iii) the assumptions used to forecast operations for the six months ended December 31, 2013 are discussed later in that section.

Summary of Significant Forecast Assumptions, page 63

12.	We note from your response to our prior comment 20 that you have provided detail of the types of costs included in the $2 million forecasted incremental expense of being a public company. However, we do not believe that your response or revised disclosure fully complies with our prior comment. As previously requested, please explain to us, and revise to disclose your basis for calculating or determining the $2 million incremental expense. For example, please tell us and revise to disclose if your estimates are based on pending contracts, other public companies in your industry, or another basis. Please revise accordingly.

In response to the Staff’s comment the Partnership has revised its disclosure on page 73 to clarify that the forecasted incremental expenses of being a public company were based on the expenses incurred by other public companies for similar services, as reported in such companies’ public filings.

Maintenance Capital Expenditures, page 64

13.	We note from your response to our prior comment 21 that you have explained how you calculated the $2 million estimated drydocking capital reserve amount. However, we do not believe that your response fully complies with our prior comment. Please explain to us your basis for calculating or determining a total drydocking cost estimate of $5 million (or $1.6 million per vessel). Also, as previously requested, please revise your disclosure on page 64 to discuss the assumptions used to calculate the $2 million reserve amount.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 29, 2013

The Partnership advises the Staff that the dry-dock forecast of $1.6 million per vessel is based on the Sponsor’s dry-dock survey experiences in 2012 with the vessels in the Partnership’s Initial Fleet adjusted for the expected cost increases to pass these surveys as the Partnership’s vessel get older. For the three vessels in the Initial Fleet that underwent their dry-docking surveys in 2012, the total costs, including peripheral expenses relating to these dry-dockings, amounted in aggregate to $2.9 million, or approximately $1.0 million per vessel.

In response to the Staff’s comment, the Partnership has revised its disclosure on page 75 to discuss the Partnership’s assumptions used in calculating the $2.1 million reserve amount. The disclosure has been revised to state: “In calculating these maintenance capital expenditure reserves, we assume $1.6 million of dry-cleaning and special survey costs for each vessel (as opposed to costs of approximately $1.0 million per vessel in 2012, including peripheral expenses) and, we also take into account the anticipated loss of revenues while our vessels are out of service during these surveys. We estimate that each vessel will be out of service for 22 days during these surveys (as opposed to actual down time of 15 days per vessel in 2012). We calculated the lost revenues by multiplying 22 days by $79,983, representing the average time charter rate for our fleet at the time of the dry-docking in 2017, 2017, and 2018 for the Clean Energy, Ob River, and Clean Force, respectively.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 85

Liquidity and Capital Resources, page 98

Cash Flows, page 100

14.	Please revise to include a discussion of your cash flows for the years ended December 31, 2012 and 2011.

In response to the Staff’s comment, the Partnership has revised its disclosure on page 116 to include a discussion of the Partnership’s cash flows for the years ended December 31, 2012 and 2011.

Critical Accounting Policies and estimates, page 108

Vessel Lives and Impairment, page 108

15.	We note from your response to our prior comment 23 that you have revised your table on page 110 to disclose that the market value of each vessel individually and in the aggregate substantially exceeds the respective carrying value of each vessel as of October 8, 2013. However, in light of the fact that the market value as of October 8, 2013 may have fluctuated significantly since each balance sheet date, we believe that your disclosure should identify any vessels whose estimated market values are less than their carrying values at each balance sheet date included in your table. If your conclusion is that the market value of each vessel individually and in the aggregate substantially exceeds the respective carrying value of each vessel at each balance sheet date reflected in the table, your disclosure should be revised to indicate such conclusion. Please revise accordingly.

In response to the Staff’s comment, the Partnership has revised its disclosure on page 126 to state its conclusion that the “market value of each vessel individually and in the aggregate substantially exceeds the respective carrying value of each vessel as of October 8, 2013, June 30, 2013 and December 30, 2012.”

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 29, 2013

The International Liquefied Natural Gas (LNG) Shipping Industry, page 113

16.	We note your response to our prior comment 24 that the term “long-term contracts and ‘long-term charters’ refers to contracts lasting five years or more, and that references to ‘short-term charters’ refer to contracts lasting less than five years.” This definition appears to be inconsistent with the definition provided in your prospectus, which states that short-term charters are “charters with initial terms of less than two years.” Refer to page 90. Please revise for consistency or advise.

In response to the Staff’s comment, the Partnership has removed all references to short- and long-term charters throughout the Amended Registration Statement.

Business

Management, page 151

Management of Dynagas LNG Partners LP, page 151

17.	We note your disclosure that you “expect that all of [your] directors and director nominees, other than George Prokopiou and Tony Lauritzen will, be independent.” Please remove the belief qualifier and, in addition, please identify the standard that you are using to determine whether the directors are independent.

In response to the Staff’s comment, the Partnership has revised its disclosure on page 171 to include that its board of directors has determined that all of the directors and the director nominees, other than George Prokopiou and Tony Lauritzen, satisfy the independence standards established by the Nasdaq Global Select Market, as applicable to the Partnership.

Management, page 151

Directors and Senior Management, page 152

George Prokopiou, page 153

18.	We note your response to our prior comment 26. Please revise to remove the discussion of Mr. Prokopiou’s family as this section should provide information concerning your directors and managers that will allow investors to assess the individuals’ experience, qualifications and levels of compensation, as well as their relationship with you. This section should focus on Mr. Prokopiou’s experience as Mr. Prokopiou, and not his family, is your chairman. Please revise accordingly.

In response to the Staff’s comment, the Partnership has revised its disclosure on page 173 to remove information relating to the companies controlled by Mr. Prokopiou’s family and has limited the disclosure to information relating only to Mr. Prokopiou.

Underwriting (Conflicts of Interest), page 190

19.	Please disclose that the selling unit holder may be deemed to be a statutory underwriter.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 29, 2013

In response to the Staff’s comment, the Partnership has revised its disclosure on page 219 to clarify that the Partnership’s Sponsor, the selling unit holder, may be deemed to be a statutory underwriter.

Financial Statements, page F-1

Report of the Independent Registered Public Accounting Firm, page F-2

20.	Please revise to remove the restrictive legend that follows the report and the consent of the independent registered public accounting firm in Exhibit 23.1 prior to the planned effectiveness of the Form F-1 registration statement.

In response to the Staff’s comment, the restrictive legend that follows the report and the consent of the independent registered public accounting firm in Exhibit 23.1 have been removed.

Exhibit 5.1

21.	Please have counsel provide an opinion regarding the units sold by the selling unitholder.

In response to the Staff’s comment, the Partnership’s counsel has filed a revised opinion with the Amended Registration Statement to address this comment.

22.	The first sentence of the first paragraph appears incomplete. When available, please revise and file an executed legality opinion prior to effectiveness.

The Partnership confirms to the Staff, that counsel will file an executed legality opinion prior to effectiveness that includes the amount of securities covered by the opinion.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 29, 2013

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1420, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Robert E. Lustrin
Robert E. Lustrin

Appendix I

DYNAGAS LNG PARTNERS LP

97 Poseidonos Avenue & 2 Foivis Street

Glyfada, 16674, Greece

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Loan Lauren P. Nguyen, Special Counsel

October 29, 2013

Re:	Dynagas LNG Partners LP

Registration Statement on Form F-1

Filed October 10, 2013

File No. 333-191653

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DYNAGAS LNG PARTNERS LP

By:	/s/ Michael Gregos
Name:	Michael Gregos
Title:	Chief Financial Officer